SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Company”)

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON AUGUST 21, 2019

1.           DATE, TIME AND PLACE: August 21, 2019, at 10:00 a.m., at Praça Comte. Linneu Gomes, S/N, Portaria 3, Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo – SP.

2.           CALL NOTICE: The call notice was published on August 06, 07 and 08, 2019 in Valor Econômico, on pages C9, B3 and B9, respectively, and on August 06, 07 and 08, 2019 in Diário Oficial do Estado de São Paulo, on pages 17, 7 and 17, respectively.

3.           ATTENDANCE: Shareholders representing 100% of the voting capital stock of the Company, in accordance with the signatures in the Shareholders’ Attendance Book. The attendance of Mr. Renato Chiodaro, member of the Fiscal Council of the Company, was recorded.

4.           BOARD: Chairman: Mr. Constantino de Oliveira Junior; Secretary: Mrs. Melissa Paula dos Santos Silva Sica.

5.           AGENDA: To pass a resolution to convert the 2016 grant of restricted shares into preferred stock options and to approve the respective stock option plan of the Company.

6.           RESOLUTIONS: The meeting was installed and, after the matters of the agenda were examined and discussed, all shareholders in attendance approved the conversion of the 2016 grant of restricted shares into preferred stock options and the respective stock option plan of the Company, in accordance with the minutes included in management’s proposal, as disclosed to the market.

7.           MINUTES AND PUBLICATIONS: The shareholders in attendance authorized the drafting of these minutes in summary form, pursuant to Article 130 of Law No. 6,404/76, as amended. The shareholders in attendance also unanimously approved the proposal to publish these minutes without the signatures of the shareholders in attendance.

8.           APPROVAL AND SIGNATURE OF THE MINUTES: As none of the shareholders took the floor, the meeting was adjourned for the time required to draft these minutes and, once resumed, these minutes were read, checked and signed by all in attendance.

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São Paulo, August 21, 2019.

___________________________

Constantino de Oliveira Junior

__________________________ Melissa Paula dos Santos Silva Sica
Chairman	Secretary

Shareholders in attendance:

___________________________

FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES VOLLUTO MULTIESTRATÉGIA INVESTIMENTO NO EXTERIOR

MOBI FUNDO DE INVESTIMENTO EM AÇÕES

___________________________

CONSTANTINO DE OLIVEIRA JUNIOR

___________________________

HENRIQUE CONSTANTINO

___________________________

JOAQUIM CONSTANTINO NETO

___________________________

RICARDO CONSTANTINO

___________________________

ANTONIO KANDIR

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.